EXHIBIT(A)(1)

                                OFFER TO PURCHASE

                            ALL OUTSTANDING SHARES OF

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                         DUNES HOTELS AND CASINOS, INC.

                         AT $1.05 NET PER SHARE IN CASH



      The offer and withdrawal rights will expire at 4:00 p.m., Central Time, on November 30, 2001, unless the offer is extended.

      A summary of the principal terms of the offer appears on pages 4 through 6 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your shares.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the fairness or merits of this transaction, or passed upon the adequacy or accuracy of the disclosure contained in this document. Any representation to the contrary is a criminal offense.

                                    IMPORTANT

      Any shareholder who would like to tender all or any portion of their shares of common stock of Dunes Hotels and Casinos, Inc. should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it (or such facsimile) and any other required documents to the Depositary, and either deliver the certificates for such common stock and any other required documents to the Depositary or tender such common stock pursuant to the procedure for book entry transfer set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares" or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Shareholders having common stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender their shares.

      A shareholder who desires to tender shares and whose certificates for common stock are not immediately available, or who cannot deliver the certificates for common stock and all other required documents to the Depositary on or prior to the expiration date, or who cannot comply with the procedure for book entry transfer on a timely basis, may tender their shares by following the procedures for guaranteed delivery set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares".

      Questions and requests for assistance may be directed to the Dunes at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Dunes.

      October 5, 2001



























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                                TABLE OF CONTENTS


TABLE OF CONTENTS.................................................3

SUMMARY TERM SHEET................................................4

INTRODUCTION......................................................7

SPECIAL FACTORS...................................................7
  1. OPERATING HISTORY; FUTURE PROSPECTS..........................7
  2. PURPOSE AND FAIRNESS OF THE OFFER............................8
  3. INTERESTS OF CERTAIN PERSONS IN THE OFFER...................12
  4. MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................14
  5. FINANCING OF THE OFFER......................................16
  6. BENEFICIAL OWNERSHIP OF THE STOCK...........................16
  7. TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES.............16
  8. CERTAIN EFFECTS OF THE OFFER................................16

THE OFFER........................................................18
  1. TERMS OF THE OFFER..........................................18
  2. ACCEPTANCE FOR PAYMENT AND PAYMENT..........................19
  3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.....20
  4. WITHDRAWAL RIGHTS...........................................26
  5. PRICE RANGE OF THE SHARES; DIVIDENDS........................26
  6. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES
     AND EXCHANGE ACT REGISTRATION...............................26
  7. CERTAIN INFORMATION CONCERNING THE DUNES....................26
  8. CONDITIONS TO THE OFFER.....................................26
  9. LEGAL MATTERS...............................................26
  10.FEES AND EXPENSES...........................................26
  11.MISCELLANEOUS...............................................26




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                               SUMMARY TERM SHEET

      Dunes Hotels and Casinos, Inc. is offering to purchase all the outstanding shares of its common stock not owned by General Financial Services, Inc., GFS Acquisition Company, Inc. or Steve Miller for $1.05 net per share, in cash, without interest. The following are some of the questions you, as a shareholder of the Dunes, may have and answers to those questions. We urge you to read carefully this Offer to Purchase because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SHARES?

      The Dunes is making an offer to buy your shares of Dunes common stock. Steve K. Miller, General Financial Services and GFS Acquisition Company, which directly and indirectly own approximately 89.6% of the outstanding common stock, are also considered "bidders" with respect to the offer. As a result, you should consider the offer to purchase your shares and all the information contained in this Offer to Purchase to be jointly made by the Dunes, General Financial Services, GFS Acquisition Company and Steve K. Miller. See "THE OFFER--1. Terms of the Offer".

WHAT IS THE CLASS AND AMOUNT OF SECURITIES SOUGHT IN THE OFFER?

      We are offering to buy all of the outstanding shares of Dunes common stock not owned by General Financial Services, GFS Acquisition Company or Steve Miller. See "THE OFFER--1. Terms of the Offer".

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

      We are offering to pay $1.05 per share for the common stock, net to you in cash, without interest. Although we believe this price is above the current market value of the shares and is in the high end of the range of estimated current liquidation values for the shares, the price for the common stock is less than its current net book value of $1.22 per share as of June 30, 2001. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or commissions. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See "INTRODUCTION".

WHAT IS THE MARKET VALUE OF THE SHARES?

      The common stock is traded in the over-the-counter market. See "THE OFFER--5. Price Range of the Shares; Dividends" for the bid history of the common stock. We believe that the trading in the common stock has been limited and sporadic. The average daily trading volume for the 200 days prior to September 10, 2001 was approximately 600 shares per day and for the 50 days prior to September 10, 2001 was approximately 300 shares per day. On October 4, 2001, the bid price for the common stock was $0.76 per share. See "SPECIAL FACTORS--2. Purpose and Fairness of the Offer" and "THE OFFER--5. Price Range of the Shares; Dividends".

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

      We will need approximately $525,000 to purchase all the outstanding shares of the common stock, excluding the shares of common stock owned by General Financial Services, GFS Acquisition Company and Steve K. Miller, and to pay all the expenses of the offering. We intend to pay the purchase price and related expenses using cash and other liquid assets owned by the Dunes. See "SPECIAL FACTORS--3. Interests of Certain Persons in the Offer" and "SPECIAL FACTORS--5. Financing of the Offer".

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION WHETHER TO TENDER IN THE OFFER?

      Because tendering your shares in the offer will end your ownership interest in the Dunes, we believe that the financial condition of the Dunes is relevant to your determination of whether the Offer Price is fair and whether
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you should tender in the offer. The financial statements for the Dunes are included in the reports the Dunes has filed with the Securities and Exchange Commission. You can obtain copies of these reports in the manner described in "THE OFFER--7. Certain Information Concerning the Dunes". We do not believe that the financial statements of Mr. Miller, GFS Acquisition Company or General Financial Services are material because the offer (1) is for cash, (2) is not subject to any financing condition and (3) is for all of the outstanding shares of the common stock of the Dunes not owned by General Financial Services, GFS Acquisition Company or Steve K. Miller.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You may tender your shares anytime prior to the expiration of the offer. The offer will expire at 4:00 p.m., Central Time, November 30, 2001, if the offering period is not extended. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares".

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

     Yes. We have the right to extend the offer deadline at any time by giving written notice to ChaseMellon Shareholder Services, the depositary for the offer. See "THE OFFER--1. Terms of the Offer".

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

      If we decide to extend the offering period, we will publicly announce the extension before 4:00 p.m., Central Time, on the next business day after the previously scheduled expiration date. See "THE OFFER--1. Terms of the Offer".

WHAT WILL HAPPEN TO SHARES NOT TENDERED IN THE OFFER?

      Shares of common stock not tendered in the offer will remain outstanding. However, the trading market for any shares not tendered may be even more limited than it currently is. In addition, if as a result of the offer the Dunes is no longer a public company, the Board of Directors may approve a reverse stock-split which would have the effect of eliminating all of the remaining holders of common stock other than Steve Miller, General Financial Services and GFS Acquisition Company. You would receive as payment for any resulting fractional share that you would own an amount equal to the Board of Directors' assessment of the then current fair market value of the common stock that you owned immediately prior to the stock-split. See "SPECIAL FACTORS--8. Certain Effects of the Offer".

ARE THE DUNES, STEVE MILLER, GENERAL FINANCIAL SERVICES OR GFS ACQUISITION CORPORATION MAKING ANY RECOMMENDATION ABOUT THE OFFER?

      No. Neither the Dunes, Steve Miller, General Financial Services nor GFS Acquisition Company are expressing any opinion and are remaining neutral with respect to whether shareholders should tender shares in response to the offer. Shareholders should determine whether or not to accept the offer based upon their own assessment of current market value, liquidity needs and investment objectives. See "SPECIAL FACTORS--2. Purpose and Fairness of the Offer".

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

      We are not required to complete the offer unless the conditions to the offer are met. The most significant condition is the absence of any litigation, proceedings or other events that would prohibit, prevent, restrict or delay consummation of the offer. Other important conditions to the offer are described in "THE OFFER--7. Conditions to the Offer". Any of these conditions may be waived by us. There is no minimum number of shares that must be tendered in the offer.

HOW DO I TENDER MY SHARES?

      To tender your shares, you must do one of the following:


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(a)   If you are a record holder (i.e., a stock certificate  has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to ChaseMellon Shareholder Services, or follow the procedures described in this Offer to Purchase for book-entry transfer in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares". These materials must reach ChaseMellon Shareholder Services before the offer expires. Detailed instructions are contained in the Letter of Transmittal and in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares".

(b) If you are a record holder, but your stock certificate is not available, or you cannot deliver it to ChaseMellon Shareholder Services before the offer expires, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call ChaseMellon Shareholder Services at 1-800-526-0801 for assistance.

(c) If you hold your shares through a broker, bank or other nominee, you should contact your nominee and instruct them to tender your shares.

      See "THE  OFFER--3.  Procedures  for  Accepting  the Offer and
Tendering Shares".

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares until 4:00 p.m., Central Time, November 30, 2001, unless the offer is extended. If the offer is extended, you may withdraw previously tendered shares until the end of the extension period. See "THE OFFER--4. Withdrawal Rights".

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered shares by instructing ChaseMellon Shareholder Services. If you tendered your shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for a withdrawal of your shares. See "THE OFFER--4. Withdrawal Rights".

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

      You can call Thomas Steele, General Counsel for the Dunes, at (316) 636-1070, extension 28.


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                                  INTRODUCTION

      Dunes Hotels and Casinos, Inc., a New York corporation (the "Dunes"), hereby offers to purchase all outstanding shares of its Common Stock, $0.50 par value (the "Common Stock"), not owned by Steve Miller, General Financial Services, Inc. and GFS Acquisition Company, Inc. (the "GFS Group") at a purchase price of $1.05 per share, net to the selling shareholder in cash, without interest thereon (the "Offer Price"), on the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The members of the GFS Group, which directly or indirectly own approximately 89.6% of the outstanding Common Stock of the Dunes, are also considered to be "bidders" within the meaning of Rule 14d-1(g)(2) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, you should consider the offer to purchase your shares and all the information contained in this Offer to Purchase to be jointly made by the Dunes, General Financial Services, GFS Acquisition Company and Steve K. Miller. As used in this Offer to Purchase, the term "Share" means a share of the Dunes Common Stock.

      If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. Except as described in Instruction 6 of the Letter of Transmittal, you will not be required to pay stock transfer taxes on the purchase of Shares in the Offer. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of a portion of the gross proceeds payable to you. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares". The Dunes will pay all charges and expenses of ChaseMellon Shareholder Services as depositary (the "Depositary") incurred in connection with the Offer. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares".

      The Offer will expire at 4:00 p.m., Central Time, on November 30, 2001, unless we extend it.

      This Offer to Purchase and the Letter of Transmittal contain important information which you should read carefully before you make any decision with respect to the Offer.

                               SPECIAL FACTORS

1.    OPERATING HISTORY; FUTURE PROSPECTS

      The Dunes has experienced significant losses in recent years and, as of June 30, 2001, had an accumulated deficit of approximately $20.8 million. In addition, the Dunes has not paid dividends on the Shares since the second quarter of 1979. The Dunes also has approximately $875,000 of accrued and unpaid dividends on its Series B Preferred Stock that would need to be paid prior to any dividends being paid on the Shares. Accordingly, there can be no assurance that the Dunes will achieve profitability at a level sufficient to pay dividends on the Shares that remain outstanding after completion of the Offer. In addition, there are no restrictions on the ability of the Dunes or its subsidiaries to incur indebtedness. Any indebtedness incurred by the Dunes would be senior to the Shares. The existence of current or future indebtedness of the Dunes or its subsidiaries may make payment of dividends on the Shares less probable. The Dunes has no present intention to pay dividends on the Shares in the near future.

      The Board of Directors believes that the Dunes' existing businesses are unlikely to be profitable in the near future. The Dunes' grain drying and storage facility has two warehouses (the East warehouse and the West warehouse). The West warehouse is currently full and under contract through September 1, 2002. The Northern California rice market is currently experiencing an excess supply of rice. Many of the farmers in the area have taken their land out of production and are leasing their water rights to down-stream users. In addition, rice growers in the area are experiencing increasing competition from foreign sources. Due to the current market conditions for rice in Northern California and the seasonal nature of the grain drying and storage facility, the Dunes will likely be unable to obtain any rice drying contracts for this year and has limited prospects for rice storage contracts for the East warehouse this fall. At this time, management is unable to determine how long the market for rice in Northern California will remain depressed. The Dunes is actively seeking contracts for the storage of grains other than rice and has a commitment from a grain broker to store enough corn to fill half of the East warehouse. There can be no assurance that the Dunes will be able to obtain contracts to store grain for the remainder of the East warehouse space. Contracts for the storage of corn are generally less profitable than those for the storage of rice due to the fact
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that  (1)  more  rice can  be stored  in  the same  amount of  space,  (2)  the storage price per hunderweight of grain is higher for rice than corn and (3) contracts for the storage of rice usually include related charges for the drying of the rice. The Dunes' farming business segment consists of 150 acres of agricultural land. One hundred ten of these acres are leased on a cash basis. The other 40 acres are environmentally contaminated.

      The Board of Directors is actively pursuing the acquisition of undeveloped real estate for the purpose of developing and then selling the property. The Dunes is focusing on property that could be developed into single family residences, but may also consider developing commercial and/or multi-family properties. The Dunes does not have any current commitments to acquire any such property. There can be no assurance that the Dunes will be able to acquire such property on terms that are favorable to the Dunes or that the Dunes would be able successfully to develop such property. The Dunes would seek to fund the purchase of such property through a combination of debt and the use of the Dunes' short term liquid assets.

      In addition, the Dunes has also recently acquired two secured promissory notes of debtors in bankruptcy at a discount to the principled balance of the two notes. The purchase of these non-performing notes is similar to the core business of General Financial Services. The officers of the Dunes have over 10 years of experience in the identification, purchase and collection of these types of distressed assets.

      On October 5, 2001, General Financial Services and GFS Acquisition Company (collectively, the "Plaintiffs"), derivatively on behalf of the Dunes and individually, filed a lawsuit in the Superior Court of the State of California for the County of Sacramento against certain of the Dunes' former officers, directors, attorneys, and their spouses (collectively, the "Defendants"). The action seeks to remedy alleged breaches of fiduciary duty, waste of corporate assets, unjust enrichment, lack of candor, and fraud by the Dunes' former senior executives and directors. The lawsuit alleges that during a substantial portion of the Dunes' existence, the Defendants abused their control and fiduciary positions improperly to obtain for themselves and other officers, managers and employees millions of dollars in benefits, while greatly damaging the Dunes and its shareholders. At this time, the ultimate outcome of this litigation is unknown; however, the Dunes anticipates that the Defendants will vigorously defend themselves. Even if the Plaintiffs are successful in obtaining a judgment against the Defendants, it is unknown whether any such judgment would be ultimately collectible. However, the Dunes is aware that the former directors and officers of the Dunes have the benefit of a $3,000,000 directors and officers liability insurance policy that may be available to help pay any such judgment. Although the Dunes is a defendant in the litigation, it would be entitled to recover any judgment awarded with respect to the derivative claims alleged by the Plaintiffs.

      In the event that you tender your Shares in the Offer, you would not be able to participate in the appreciation, if any, in the value of the Shares that might occur if the Dunes were successful in pursuing its new business strategies or in recovering a judgment from the Defendants.

2.    PURPOSE AND FAIRNESS OF THE OFFER

Why are we making the Offer at this time?

      On April 14, 2000, the Dunes held its first annual meeting of shareholders in more than 15 years. At the meeting, General Financial Services, Inc., which at the time had recently acquired beneficial ownership of approximately 85.8% of the then outstanding Shares, elected the current Board of Directors. The current Board of Directors believes that the Dunes and its shareholders had suffered under the previous board of directors as evidenced by the poor financial performance of the Dunes, the failure to hold annual shareholder meetings during the past 15 years and the absence of an active trading market for the Dunes' shares. After undertaking a review of the Dunes' historical financial performance, current financial condition and future business prospects, the Board of Directors determined that it was unlikely that an active trading market for the Dunes' shares would develop in the near future. Based on the results of the foregoing review, the Board of Directors decided to make a tender offer to acquire all of the Dunes' outstanding Series B Preferred Stock at a price of $30.00 per share and Common Stock at a price of $1.00 per share (the "Prior Tender Offer"). The Board of Directors believed that the Prior Tender Offer would provide shareholders the opportunity to realize the current market value of their shares while at the same time allowing the Dunes the opportunity to:

(1) eliminate the ongoing costs of being a public company (which were estimated to be approximately $200,000 per year), which include: (a) preparing and filing with the SEC periodic reports under the Exchange Act, (b) preparing, filing with the SEC and mailing to shareholders a proxy statement in connection with the annual
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    shareholders meeting,(c) the annual audit of the Dunes'financial statements,
    (d) directors' fees and expenses and (e) directors and officers liability insurance, all of which expenses could be eliminated if the Dunes were no longer subject to the reporting requirements of the Exchange Act; and

(2) reduce the aggregate amount that would be owed to holders of the Series B Preferred Stock in the event of a liquidation of the Dunes.

      The members of the GFS Group agreed with the conclusions of the Board of Directors and joined the Prior Tender Offer as "bidders".

      On October 31, 2000, the Dunes commenced the Prior Tender Offer. The tender offer for the Common Stock expired on February 15, 2001 and the tender offer for the Series B Preferred Stock expired on March 16, 2001. As a result of the Prior Tender Offer, the Dunes acquired 445,097 shares of Common Stock (representing approximately 8.7% of the then outstanding Common Stock) and 1,291 shares of Series B Preferred Stock (representing approximately 13.4% of the then outstanding Series B Preferred Stock). The acquired shares are currently be held as treasury stock.

      During the period from March 2001 through August 2001, the Dunes completed abandoned property reports to the various states as required by state law. This activity resulted from the Dunes' efforts in seeking to locate the affected Series B Preferred and Common Stockholders in connection with the Prior Tender Offer. In general, state law requires the Dunes to abandon shares of stock or their value when shareholders are deceased, without adequate asset transfer arrangements, or change their mailing address without informing the Dunes or without the Dunes being able to locate them. The states accepted cash in lieu of the abandoned securities. The amounts paid per share were the same as those paid in the Prior Tender Offer. The Dunes abandoned a total of 2,699 shares of Series B Preferred Stock and 173,586 shares of Common Stock. These shares are currently being held as treasury shares.

      Due to the success of the Prior Tender Offer and the elimination of certain shareholders due to the application of state abandoned property laws, the Dunes currently has fewer than 500 holders of record of the Series B Preferred Stock and approximately 600 holders of record of the Common Stock.

      Since the Dunes had less than $10 million of assets as of the end of 1999 and 2000 and reasonably believes that it will have less than $10 million of assets as of the end of 2001, the Dunes anticipates that as of January 1, 2002, it will be able to terminate its registration of the Series B Preferred Stock under Section 12(g) of the Exchange Act and suspend its obligation to file periodic reports with the SEC with respect to the Series B Preferred Stock. The Dunes would also be able to terminate its registration of the Common Stock under
Section 12(g) of the Exchange Act and suspend its obligation to file periodic reports with the SEC with respect to the Common Stock if the number of holders of Common Stock were less than 500 on January 1, 2002.

      The Board of Directors and the GFS Group believe that the Dunes' continued poor financial performance as well as the reduced number of shareholders and the smaller number of Shares that are available for trading has further reduced the liquidity of the Shares since the Prior Tender Offer. For example, the average daily trading volume for the Shares for the 200 days prior to September 10,2001 was 600 Shares, but has been only 300 Shares for the 50 days prior to September 10, 2001 (the time the Board of Directors decided to initiate the Offer). At the same time, the Dunes continues to incur the costs of being a public company without providing the shareholders with one of the main benefits of being a public company: an active trading market for their Shares. The Board of Directors believes that the unaffiliated holders of the Shares may be interested in selling their Shares at a fair price, but are unable to do so because of the lack of an active public market for the Shares coupled with the relatively high brokerage commission costs associated with selling shares in the over-the-counter market.

      As a result of the foregoing, the Board of Directors and the GFS Group have decided to make the Offer at this time in an attempt to decrease the number of shareholders below 500 prior to January 1, 2002, while at the same time giving holders of Shares an opportunity to sell their Shares at a price that is above the current market value for the Shares.

      The Dunes may also currently be subject to the provisions of the New York Business Corporation Law which would restrict certain transactions between the Dunes and the members of the GFS Group. Those provisions would no longer apply to the Dunes if it terminates the registration of the Shares and the Series B Preferred Stock under Section 12 of the Exchange Act. If those provisions are no longer applicable to the Dunes, the Board of Directors may authorize a reverse stock-split that would have the effect of cashing out and eliminating all of the remaining minority common stockholders. At that time, only General Financial Services and GFS Acquisition Company would remain as common stockholders. The unaffiliated shareholders will not have the opportunity to dissent from the reverse stock-split or to receive an agreed or judicially appraised value for their Shares. See "THE OFFER--Certain Effects of the Offer".

Fairness of the Offer

      The Board of Directors and the members of the GFS Group have determined that the Offer is substantively fair to the unaffiliated shareholders of the Dunes. In determining the Offer Price for the Shares, the Board of Directors and the GFS Group considered the following factors:

o the most recently reported sale prices of the Shares prior to the Board of Directors meeting on September 10, 2001 was $1.01;

o in connection with the previous tender offer, the Dunes was able to acquire approximately 445,000 shares of Common Stock at a purchase price of $1.00 per share;

o the weighted average purchase price for the 1,004,094 Shares acquired by GFS Acquisition Company in the over-the-counter market between May 1999 and May 2001 was $0.85 and the highest price per Share paid by GFS Acquisition Company during such period was $1.16;

o the weighted average purchase price for the 104,352 shares of Common Stock acquired by GFS Acquisition Company in the over-the-counter market between September 22, 2000 and September 10, 2001 was approximately $0.70 and the highest price per share paid by GFS Acquisition Company during such period was $1.06; and

o the Board of Directors estimated a current liquidation value of between $0.95 and $1.07 per Share (the bid price on October 4, 2001 was $0.76 per Share);

o the net book value of a Share as of June 30, 2001, after deducting all amounts owed to the holders of the Preferred Shares was $1.22 per Share;

o the bid prices for the first two quarters of 2001 ranged from $0.83 to $1.25 per Share;

o the 52-week high and low sales prices as of September 10, 2001 were $1.25 and $0.625 per Share, respectively; and

o the average trading price for the 200 days prior September 10, 2001 was $0.99 per Share and the average trading price for the 50 days prior September 10, 2001 was $1.10 per Share.

      In assigning relative weights to the foregoing factors, the Board of Directors determined that a liquidation value would be the most appropriate measure for valuing the Shares. The Board of Directors assigned relatively little weight to the recent bid and asked prices and reported sales prices due to the limited and sporadic trading volume for the Shares. The Board of Directors determined that these prices did not yield an accurate indicator of the true value of the Shares and that small isolated transactions at abnormally high or low prices could easily distort the average numbers.

      The Board of Directors did not consider a "going concern" valuation to be appropriate, because the Board of Directors did not believe that the Dunes currently had any associated goodwill or going concern value that would add a premium over the Dunes' book value or liquidation value.

      The Dunes currently has three main assets: the grain drying and storage facility, the Sam Hamburg Farm and cash and other liquid assets.

o The grain drying and storage facility has a book value of approximately $2.9 million. Due to the depressed agricultural market in the immediate area surrounding the facility, the Board of Directors believes that the current liquidation value of the grain drying and storage facility would be significantly less than the current book value. The Board of Directors recently tried to sell the facility, but elected not to do so because the highest bid that they received was for $1.8 million. Although the Board of Directors believes that the value of the facility may be near its book value if the rice market were to improve in the area surrounding the facility, the Board of Directors believes that if they were to sell the facility in today's market the sales price would be between $1.8 million and $2.0 million.

o The Sam Hamburg Farm currently has a book value of approximately $150,000. Forty of the 150 acres that comprise the farm are environmentally contaminated. The Dunes currently has a reserve on its balance sheet of approximately $470,000 to cover potential remediation costs associated with the clean-up of the farm. Although the fair value of the farm may be greater than its current book value, if the environmental contamination were cleaned-up, the Board of Directors believes that the liquidation value of the farm in its current state would be between zero and $100,000.

o Since the cash and other liquid assets are marked-to-market, the book value and liquidation value are approximately equal. However, there would be brokerage commissions deducted from any liquidation to cash for distribution.

      Due to the significant difference between the book value and the anticipated liquidation value of the grain drying and storage facility, the Board of Directors determined that the liquidation value (estimated to be between $0.95 and $1.07 per share) was a more appropriate measure of the current value of a Share than book value ($1.22 per share as of June 30, 2001). The range in the liquidation value is due to the uncertainty surrounding the current values for the grain drying and storage facility and the Sam Hamburg Farm and the actual costs that would be incurred in selling the assets, such as commissions to sales agents, advertising, title insurance, environmental insurance, closing costs and legal fees.

      The Board of Directors and the GFS Group also considered the potential effect on the market value of the Shares due to (1) the Dunes' new business strategy of focusing on locating undeveloped real estate to develop and working out distressed assets and (2) any amounts that may be paid to the Dunes as a result of the derivative litigation that was recently filed against the former directors and officers of the Dunes. See "SPECIAL FACTORS--Operating History; Future Prospectus". However, neither the Board of Directors nor the GFS Group assigned much weight to either of these factors due to the uncertainty as to whether the Dunes' new business strategy would be successful and whether the Plaintiffs in the derivative litigation would be successful in recovering any significant amounts that would be payable to the Dunes.

      The lack of an active trading market for the Shares, the unlikely profitability of the Dunes in the foreseeable future and the uncertainty related to the liquidation value of the Dunes' assets make it difficult to determine a fair value for the Shares. The Board of Director and the GFS Group believe that reasonable persons could select a range of valuations for the Shares. The Board of Directors decided to set the Offer Price at $1.05 per Share, which was an approximate 4% premium over the most recently reported bid price for the Shares as of the date of such determination. The Board of Directors and the GFS Group also noted that although the Offer Price was below current net book value, the Offer Price was in the high end of the range of liquidation values determined by the Board of Directors. As such, the Offer may give unaffiliated holders of Shares who are considering the sale of all or some of their Shares the opportunity to sell their Shares for a fair price without the usual transaction costs associated with market sales. No commissions are payable to the Depositary by shareholders who tender their Shares in the Offer.

      The Dunes and the GFS Group also reasonably believe that the determination of the Offer Price was procedurally fair to the unaffiliated shareholders despite the fact that:

o the Dunes has not retained and does not intend to retain any unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the Offer and/or preparing a report concerning the fairness of the Offer,

o the Dunes has not received any report, opinion or appraisal from an outside party that is materially related to the Offer, and

o the Dunes has not had the Offer approved by a majority of the unaffiliated shareholders of the Dunes.

      The Board of Directors elected not to retain an unaffiliated representative or to obtain a report, opinion or appraisal, because the Board of Directors determined that the cost of retaining a representative or of obtaining a report, opinion or appraisal would not be justified given the Dunes' current financial condition and the relatively small dollar value of the transaction. In addition, the Board determined that the limited assets of the Dunes did not require extraordinary or expert skills to make an informed decision as to the value of the Dunes. The GFS Group concurred in this determination. The Dunes and the GFS Group also believe that given the relatively small size of the Dunes, it would have been difficult to find an experienced and knowledgeable individual to prepare a report and/or represent the unaffiliated shareholders. The Dunes and the GFS Group also believe that given the nature of the Dunes' assets, the Offer Price would not have been materially different if such an individual had been retained. The Board of Directors and the GFS Group did not view the absence of these procedural safeguards to be material since each shareholder will have the ability to determine whether to receive the offered consideration or remain a shareholder of the Dunes. The Offer was unanimously approved by the Board of Directors of the Dunes, including the three non-employee directors.

      Based on the foregoing discussion, the Dunes and the GFS Group each reasonably believes that the entire transaction, including the consideration to be paid to the unaffiliated shareholders, is fair to the unaffiliated shareholders of the Dunes. Although the Board of Directors and the GFS Group each believe that the Offer Price is a fair price for the Shares, they are not making a recommendation as to whether holders should tender their Shares. Holders of Shares should determine whether to accept the Offer based upon their own assessment of current market value of the Shares, liquidity needs and investment objectives.

3.    INTERESTS OF CERTAIN PERSONS IN THE OFFER

      Steve Miller, the president and a director of the Dunes, owns all of the outstanding stock of General Financial Services, Inc. General Financial Services directly owns 2,093 shares of Series B Preferred Stock and beneficially owns 4,007,774 Shares (of which 1,007,774 are directly owned by GFS Acquisition Company, Inc., a wholly owned subsidiary of General Financial Services). As a result, Steve Miller, General Financial Services and GFS Acquisition Company together own approximately 89.6% of the outstanding Common Stock of the Dunes. They are considered to be "bidders" within the meaning of Rule 14d-1(g)(2) promulgated under the Exchange Act with respect to the Offer and are not eligible to tender their shares in the Offer.

      Mr. Miller is the sole shareholder, sole director and the president of each of General Financial Services and GFS Acquisition Company. The principal business of General Financial Services is real estate development and the purchase, holding and disposition of distressed assets. GFS Acquisition Company was formed for the purpose of holding any Shares acquired in the open market by General Financial Services. The address for Mr. Miller, General Financial Services and GFS Acquisition Company is 8441 E. 32nd Street N., Suite 200, Wichita, Kansas 67226. Their telephone number is (316) 636-1070.

      General Financial Services acquired the 3,000,000 Shares that it owns on January 19, 2001 at a purchase price of $1.00 per share. The 1,007,774 Shares acquired by GFS Acquisition Company in the over-the-counter market since May 1999 were acquired at purchase prices ranging from $0.26 to $1.21 per Share. The weighted average purchase price paid by GFS Acquisition Company in each quarter is set forth below:

                                  Weighted Average
                  Quarter          Purchase Price

             2nd Quarter 1999           $0.48
             3rd Quarter 1999           $0.80
             4th Quarter 1999           $0.76
             1St Quarter 2000           $1.10
             2nd Quarter 2000           $0.67
             3rd Quarter 2000           $0.69
             4th Quarter 2000            N/A

             1St Quarter 2001           $0.68
             2nd Quarter 2001           $1.00
             3rd Quarter 2001           $1.00


      To the extent that holders of Shares accept the Offer, the GFS Group's beneficial ownership percentage in the Dunes will increase proportionately. Since the Offer Price is below the net book value of the Common Stock, the net book value of the Common Stock owned by the GFS Group will be increased as a result of the purchase of any Shares tendered in the Offer. Based on the Dunes' June 30, 2001 balance sheet, if all of the Shares not owned by the GFS Group were tendered in the Offer, the net book value per share of the Shares owned by the GFS Group would increase from $1.22 to $1.24. In addition, since their percentage ownership in the Dunes will be increased as a result of the purchase of any Shares tendered in the Offer, their share of any future losses, profits, dividends or other distributions will also be increased. The actual amount of any such increase will depend upon the number of Shares tendered in the Offer. If you tender your Shares in the Offer, you will not be able to participate in any future profits, dividends or other distributions of the Dunes. However, the Board of Directors of the Dunes currently does not intend to pay any dividends or make any other distributions on the capital stock of the Dunes for the foreseeable future.

     Mr. Peaden owns 3,100 Shares. Mr. Peaden has informed the Dunes that he intends to tender his Shares in the Offer. None of the other directors or executive officers of the Dunes own any equity securities of the Dunes.

4.    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      This summary of federal income tax consequences is not intended to be a complete discussion of all possible federal income tax consequences that you may have by selling your Shares in the Offer to Purchase. It is not intended as a substitute for careful tax planning. The applicability of federal income tax laws to shareholders owning Common Stock will vary from one shareholder to another, depending upon each shareholder's tax situation. Accordingly, you are advised to consult with your own attorneys, accountants and other tax advisors as to the effect on your own tax situation of selling your Shares.

      The following discussion of the federal income tax consequences does not purport to discuss all aspects of federal, state and local tax laws which may affect you. Instead, it focuses on the federal income tax consequences of a typical shareholder. This discussion of federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and upon regulations, revenue rulings, court decisions and administrative authorities governing the Code, as of the date of this Offer to Purchase, and related documents and factual representations made by the Dunes. Many of the provisions of the Code which are discussed in this summary were added or amended by one or more of the tax acts passed by Congress from 1987 to the present, including 2001 legislation. Legislation proposed in 2001, but not signed into law or enacted, is not considered in this discussion. In many instances, the Internal Revenue Service ("IRS") has not issued regulations or rulings setting forth its interpretation of provisions discussed in this summary, or the courts have not yet ruled on relevant issues. Where neither the IRS nor the courts have provided any guidance as to their position on an issue, this summary contains an interpretation of legal counsel to the Dunes, Morrison & Hecker L.L.P. ("Counsel"), of such provisions, which merely represents Counsel's judgment and is not binding upon the IRS or the courts. The following discussion is subject to both the accuracy of facts and assumptions, and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to change, possibly retroactively. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below, and any such change could be retroactively applied in a manner that could adversely affect the tax consequences to you of disposing of your Shares.

      Furthermore, in an effort to provide guidance to taxpayers as expeditiously as possible, the IRS in many cases adopts its proposed regulations in temporary form or issues announcements or notices of its position. Temporary regulations, announcements and notices may differ significantly from, or be contrary to, the interpretation ultimately adopted by the IRS or the courts. Where the IRS has not released any guidance as to its position, the interpretations in this Offer to Purchase may be based almost entirely upon Counsel's interpretation of the Code provisions. There can be no assurance that Counsel's interpretation will prove to be correct in light of future IRS or judicial decisions. You are urged, therefore, to seek independent advice in evaluating the merits of this discussion, and specifically, evaluating those provisions of the Code which may have a material affect on your disposition of Shares.

      The discussion below is directed primarily to an individual shareholder who owns Common Stock in the Dunes and who is a United States person (as determined for federal income tax purposes). Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant to you in light of your particular circumstances. In particular, if you are a partnership, corporation, trust or estate, or if you are subject to special rules, such as certain financial institutions, tax exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities or traders in securities who elect to mark-to-market, or if you own Common Stock of the Dunes as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, then you should seek independent advice in evaluating the merits of this discussion and, specifically, in evaluating the provisions of the Code which may have a material effect upon your decision to dispose of Common Stock in the Dunes. Furthermore, the discussion deals only with Common Stock of the Dunes held as "capital assets" within the meaning of Section 1221 of the Code.

Sale or Exchange Treatment for Shareholders

      Assuming that the Dunes purchases all of the outstanding Shares that you own in the Dunes so that your interest in the Dunes is completely terminated, then you will, upon the sale of the Shares, recognize a gain or loss for federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Shares so purchased. Such gain or loss will be long-term capital gain or loss if the Shares were held for more than one year. You are required to hold your Shares for more than one year in order for the investment to qualify as a long-term capital gain which is subject to an effective maximum federal income tax rate of 20%. If you sell your Shares after December 31, 2001 after having held them more than five years, you may qualify for a lower maximum federal income tax rate on the long-term capital gain. If you sell your Shares at a profit within 12 months of purchasing them, any gain would be taxed at ordinary income tax rates. Any loss upon the sale of your Shares will generally be a capital loss. If you are an individual, your capital gains and capital losses are combined and any net capital losses may offset no more than $3,000 of ordinary income. Corporations that pay income tax are taxed on net capital gains at regular tax rates and capital losses may only offset capital gains. If you are an individual, unused portions of such net capital loss can be carried over to be used in later tax years until such net capital loss is exhausted. If you are a corporation, an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to offset capital gains.

      If you elect to tender only a portion of your Shares in the Dunes, then you cannot qualify for a sale or exchange treatment upon the Dunes' purchase of your tendered Shares because your interest in the Dunes would not be completely terminated. However, there are two other provisions of the Code which may permit you to utilize sale or exchange treatment. The first provision, Code ss. 302(b)(2), would permit a purchase of your Shares to qualify as a sale or exchange provided that a three-part mechanical test is met immediately after the purchase: (1) you own less than 50% of the total combined voting power of all classes of stock immediately after the purchase; and (2) your percentage interest of voting stock in the Dunes after the purchase is less than 80% of your percentage interest of voting stock immediately before the purchase.

      Even if you do not qualify under the three-part test outlined above, a third provision, Code ss. 302(b)(1), allows sale or exchange treatment for a purchase of your Shares by the Dunes if the purchase is "not essentially equivalent to a dividend." In order to be "not essentially equivalent to a dividend," the purchase must result in a meaningful reduction of your proportionate interest in the Dunes, taking into consideration shares attributed to you under the constructive ownership rules discussed below. This is a vague standard which makes the determination depend upon facts and circumstances in each individual situation and does not easily lend itself to clear guidelines. There are some cases that have been decided by courts in which it was determined that a purchase of stock by a company resulted in a stockholder having an ownership interest in the company meaningfully reduced, depending upon the ownership of the remaining stock in the company that existed after the purchase and other factors. If you do not qualify for sale or exchange treatment under the first two tests outlined above, you should review your situation with a tax advisor to determine whether or not you could contend that a purchase of your Shares by the Dunes is "not essentially equivalent to a dividend."

Attribution to You of Shares Owned by Others

      For purposes of all three of the tests for determining whether a sale or exchange of your Shares has occurred, the Code requires you to be treated as owning Shares in the Dunes that are owned by persons or entities that are related to you. Shares that are attributed to you, because family members related to you own such Shares, can be waived in determining w hether your interest in the Dunes has completely terminated, if certain steps are carried out, one of which is filing an agreement with the Department of the Treasury to notify them if you acquire an interest in the Dunes within a ten-year period after the purchase occurs. Again, you should review these provisions carefully with a tax advisor before determining whether or not a sale or exchange of your Shares has occurred.

      If you do not qualify for treatment as a sale or exchange, you will be treated as having received a distribution of property from the Dunes at the time that your Shares are purchased. The tax impact upon you of such a distribution would depend upon the outcome of a three-part test set out in Code ss. 301(c). First, such a distribution would be treated as a dividend to you to the extent that the Dunes has either earnings and profits accumulated from prior operations or earnings and profits of the tax year in which the distribution occurs. Since the Dunes had an accumulated deficit of approximately $20.8 million as of June 30, 2001 and a net loss of approximately $387,000 for the first six months of 2001, it is unlikely that the purchase price for the Shares would be treated as a dividend. Under the second part of the three-part test set out in Code ss. 301(c), the distribution would be applied against and reduce the adjusted basis that you have in the Shares being purchased. Finally, if the distribution exceeds the adjusted basis that you have in the Shares being purchased, the third part of the test set out in Code ss. 301(c) would permit you to recognize a capital gain for federal income tax purposes which would be a long-term capital gain if the Shares were held for more than one year.

The  Dunes  may be  Required  to  Withhold  Taxes  from  Payments Otherwise
Made to You

      Under Code ss. 3406, the Dunes may be required to withhold a portion of the distributions (known as "backup withholding") that would otherwise be made to you. In 2001, the backup withholding rate is 30.5%. In 2002, the rate will be 30%. Only in certain circumstances is the Dunes required to engage in backup withholding. These rules apply to shareholders who fail to furnish information to the Dunes or if the Dunes receives a notice that you have failed to include interest or dividend payments on returns that were to have been filed with the IRS. Any tax that is withheld can be claimed as a credit on your federal income tax return. You should consult with your own tax advisor as to the impact of the backup withholding rules upon your situation. These rules may apply whether the payments are treated as capital gain transactions to you or as dividend distributions to you under the discussion immediately above.

Conclusion Regarding Tax Treatment of the Dunes and Shareholders

      This summary of the federal income tax consequences set forth above is not intended to be a complete summary of the tax consequences to you of the Offer to Purchase. It is not intended as a substitute for careful tax planning. The applicability of the tax laws to shareholders will vary from one shareholder to another, depending upon your tax situation. Accordingly, you are advised to consult with one of your own attorneys, accountants and other personal tax advisors as to the effect on your tax situation of the proposed purchase of your Shares.

      You should also be aware that the purchase of the Shares that you own in the Dunes will likely have income tax consequences to you under state income tax laws, depending upon the laws of the state in which you reside. You should consult your tax advisor about the income tax impact upon you of any state income taxation of the purchased Shares, if you reside in a state which imposes a state income tax.

      The federal income tax discussion set forth above is included for general information only. You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer, including federal, state, local and foreign tax consequences.

Tax Consequences to the GFS Group.

      Your acceptance of the Offer will not have any tax consequences to Steve Miller, General Financial Services or GFS Acquisition Company.

5.    FINANCING OF THE OFFER

      The total amount of funds required by the Dunes to purchase all the outstanding Shares, other than those owned by General Financial Services, GFS Acquisition Company and its affiliates, and to pay the expenses of the Offer is expected to be approximately $525,000. The Dunes will provide the funds needed from cash, cash equivalents and other marketable securities and investments currently held by the Dunes.

6.    BENEFICIAL OWNERSHIP OF THE STOCK

      The following table sets forth certain information regarding beneficial ownership of the Shares as of October 1, 2001 by (a) each shareholder who is known by the Dunes to beneficially own, directly or indirectly, more than 5% of Shares, (b) each executive officer of the Dunes, (c) each director of the Dunes and (d) all directors and executive officers of the Dunes as a group.


       Name and Address          Share Amount      Share
      of Beneficial Owner            (1)        Percent (2)
-------------------------------------------------------------

Steve K. Miller (3)               4,007,774        89.6%

Cary Peaden                         3,100            *

James Herfurth                        -              -

James Steckart                        -              -

Paul Viets                            -              -

Directors and officers as a       4,010,874        89.7%
group
(five persons)(5)

--------------------------------
*Represents beneficial ownership of less than 1%

(1) Except as otherwise noted, and subject to community property laws where applicable, each of the shareholders named in the table has sole voting and investment power with respect to all Shares shown as beneficially owned by the shareholder.
(2) Applicable percentages are based on 4,470,615 Shares outstanding as of October 1, 2001.
(3) Includes 1,007,774 Shares that are owned by GFS Acquisition Company, Inc. and 3,000,000 Shares that are owned by General Financial Services, Inc. GFS Acquisition Company is a wholly-owned subsidiary of General Financial Services and as a result, General Financial Services may be deemed to beneficially own the Shares that are owned by GFS Acquisition Company. Mr. Miller is the President, sole director and sole shareholder of General Financial Services and as a result may be deemed to beneficially own the Shares that are beneficially owned by General Financial Services, including the Shares owned by GFS Acquisition Company.

7.    TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

      Except as set forth below, to the Dunes' knowledge, no transactions in the Shares have been effected during the past 60 days by the Dunes or its executive officers, directors, affiliates or subsidiaries, or by executive officers, directors or affiliates of its subsidiaries.

       On August 15, 2001, GFS Acquisition Company placed a standing order with its broker to purchase Shares at a purchase price of $1.00 per Share. Prior to September 19, 2001, no purchases had been made pursuant to this standing order. On September 19, 2001, GFS Acquisition Company's broker acquired pursuant to the standing order 2,000 Shares in the over the counter market. Due to the lack of activity relating to the standing order, representatives of GFS Acquisition Company had forgotten about the existence of the order and failed to terminate the order following the September 10, 2001 meeting of the Board of Directors approving the Offer. Following notification from its broker of the September 19, 2001 purchase, GFS Acquisition Company cancelled the standing order.

8.    CERTAIN EFFECTS OF THE OFFER

      Reduced liquidity of the shares. Trading in the Shares has been very limited and sporadic. See "--2. Purpose and Fairness of the Offer". There can be no assurance that any trading market will exist for the Shares following consummation of the Offer. Any Shares acquired by the Dunes in the Offer will be cancelled. The extent of the public market for the Shares following a consummation of the Offer will depend on the number of holders that remain at such time, the interest in maintaining a market in the Shares on the part of securities firms and other factors. An issue of security with a smaller float may trade at lower prices than would a comparable issue of securities with a greater float. Accordingly, the market price for Shares that are not tendered in the Offer may be adversely affected to the extent that the amount of Shares purchased pursuant to the Offer reduces the float. The reduced float also may have the effect of causing the trading prices of the Shares that are not tendered or purchased to be more volatile.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Dunes to the SEC if the class of Shares is no longer held by 300 or more holders of record. In the event that there are fewer than 300 shareholders of record after the Offer, the Dunes will terminate the registration of the Shares under the Exchange Act. In addition, since the Dunes had less than $10 million of assets as of the end of 1999 and 2000 and reasonably believes that it will have less than $10 million of assets as of the end of 2001, the Dunes anticipates that as of January 1, 2002, it will be able to terminate its registration of the Common Stock under Section 12(g) of the Exchange Act and suspend its obligation to file periodic reports with the SEC with respect to the Common Stock if it has less than 500 shareholders of record on such date.

      Due to the success of the Dunes' Prior Tender Offer for its Series B Preferred Stock and the elimination of certain shareholders due to the application of state abandoned property laws, the Dunes anticipates that as of January 1, 2002, it will be able to terminate its registration of the Series B Preferred Stock under Section 12(g) of the Exchange Act and suspend its obligation to file periodic reports with the SEC with respect to the Series B Preferred Stock.

      If the Exchange Act registration for the Shares and the Series B Preferred Stock are both terminated, the amount of information publicly available to the remaining shareholders of the Dunes would be significantly reduced, which could adversely affect the trading market and market value for the remaining Shares. In addition, the obligation of Steve Miller, General Financial Services and GFS Acquisition Company to file reports under Section 13 of the Exchange Act and the related rules, the insider short-swing trading rules contained in Section 16 of the Exchange Act and the related rules, the proxy solicitation rules contained in Section 14 of the Exchange Act and the related rules and certain of the rules regulating tender offers for shares of the Dunes' stock contained in Section 14 of the Exchange Act and related rules would no longer be applicable to the Dunes. The Dunes would also expect to realize some savings from discontinuing audited financial statements and legal expenses in preparing periodic reports to the SEC.

      New York Control Share Statute. The Dunes may also currently be subject to the provisions of the New York Business Corporation Law which restrict certain transactions between the Dunes and General Financial Services, Inc., GFS Acquisition Company, Inc. and Steve Miller. Those provisions would no longer apply to the Dunes if it terminates the registration of the Shares and its Series B Preferred Stock under Section 12 of the Exchange Act. If those provisions are no longer applicable to the Dunes, the Board of Directors may authorize a reverse stock-split that would have the effect of cashing out and eliminating all of the remaining minority common stockholders. Each Share issued and outstanding immediately prior to the effective date of the reverse stock-split would be reclassified as, and changed into, a fraction of one Share; however, no fractional Shares would be issued as a result of the reverse stock-split. The conversion ratio would be set so that no shareholders other than General Financial Services and GFS Acquisition Company would receive a full Share. Any fractional Shares would be cashed-out a price that would be equal to the Board of Directors' assessment of the then current fair value of the Shares that you owned prior to the reverse stock-split. At that time, only General Financial Services and GFS Acquisition Company would remain as common stockholders.

      The unaffiliated shareholders will not have the opportunity to dissent from the reverse stock-split or to receive an agreed or judicially appraised value for their Shares.

      Certain Bankruptcy Considerations. Any payments made to shareholders in consideration for their Shares also may be subject to challenge as a preference if such payments: (a) are made within 90 days of a bankruptcy filing by the Dunes (or within one year in the case of shareholders who are determined to be insiders of the Dunes); (b) are made when the Dunes is insolvent; and (c) permit the shareholders to receive more than they otherwise might receive in a liquidation under applicable bankruptcy laws. If such payments were deemed to be a preference, the full amount of such payments could be recovered by the Dunes as a debtor in possession or by the Dunes' trustee in bankruptcy, and the shareholder would be entitled to assert claims in respect of the Shares against the Dunes in its reorganization or bankruptcy case. The Dunes does not believe that it is currently insolvent, will be insolvent after giving effect to the Offer or will be insolvent within one year, although for purposes of the preference laws described above, the Dunes would be presumed insolvent for the 90 days preceding a bankruptcy or reorganization case.

                                  THE OFFER

1.    TERMS OF THE OFFER

      Upon the terms and subject to the conditions of the Offer, the Dunes will purchase all Shares at a purchase price of $1.05 net per share, in cash, without interest, that are validly tendered and not withdrawn prior to the expiration of the Offer. There are no accrued dividends on the Shares. If at the Expiration Date, all of the Shares have not been tendered, the Dunes may extend the Expiration Date for an additional period or periods of time by making public announcement and giving oral or written notice of the extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw the Shares. See "THE OFFER--4. Withdrawal Rights".

      Subject to the applicable regulations of the SEC, the Dunes also reserves the right, in its sole discretion, at any time prior to the Expiration Date, to:
(a) terminate the Offer (whether or not any Shares have previously been purchased) if any condition referred to in "THE OFFER--8. Conditions to the Offer" has not been satisfied or upon the occurrence of any event specified in "THE OFFER--8. Conditions to the Offer"; and (b) waive any condition or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of the termination, waiver or amendment to the Depositary and, other than in the case of any waiver, by making a public announcement thereof. The Dunes acknowledges (a) that Rule 14e-l(c) under the Securities Act requires it to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that the Dunes may not delay purchase of, or payment for, any Shares upon the occurrence of any event specified in "THE OFFER--8. Conditions to the Offer" without extending the period of time during which the Offer is open.

      The rights the Dunes reserves in the preceding paragraph are in addition to its rights described in "THE OFFER--8. Conditions to the Offer". Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement. An announcement in the case of an extension will be made no later than 4:00 p.m., Central Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 13e-4(e), 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Dunes will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

      If the Dunes makes a material change in the terms of the Offer, or if the Dunes waives a material condition to the Offer, the Dunes will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 13e-3(e), 13e-4(e), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date, the Dunes decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, the Dunes will extend the Offer at least until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Time.

      Consummation of the Offer is conditioned upon satisfaction of the conditions set forth in "THE OFFER--8. Conditions to the Offer". The Dunes reserves the right (but is not obligated), in accordance with applicable rules and regulations of the SEC, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, the Dunes may elect to (a) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; or (b) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. In the event that the Dunes waives any condition set forth in "THE OFFER--8. Conditions to the Offer", the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that the Dunes disseminates information concerning such waiver.

      This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

2.    ACCEPTANCE FOR PAYMENT AND PAYMENT

      Upon the terms and subject to the conditions of the Offer (including, if the Dunes extends or amends the Offer, the terms and conditions of the Offer as so extended or amended), the Dunes will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted under "THE OFFER--4. Withdrawal Rights") prior to the Expiration Date promptly after the Expiration Date if all of the conditions to the Offer set forth in "THE OFFER--8. Conditions to the Offer" have been satisfied or waived on or prior to the Expiration Date.

      In all cases, the Dunes will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares ("Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of the book-entry transfer of the Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares"; (b) the Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires. Accordingly, payment may be made to tendering shareholders at different times. See "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares" for a description of the procedure for tendering Shares pursuant to this Offer.

      The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

      For purposes of the Offer, the Dunes will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn if, as and when the Dunes gives oral or written notice to the Depositary of acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to validly tendering shareholders.

      Under no circumstances will the Dunes pay interest on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making such payment.

      If the Dunes does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, the Dunes will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares", the Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

      If, prior to the expiration date, the Dunes increases the price offered to holders of Shares in the Offer, the Dunes will pay the increased price to all holders of Shares that we purchase in the Offer, whether or not the Shares were tendered before the increase in price.

3.    PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

      To tender Shares pursuant to this Offer, you must deliver before the expiration of this Offer to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (1) either (a) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (and any other documents required by the Letter of Transmittal) or (b) an Agent's Message in connection with a book-entry delivery of shares and (2) either (a) the Share Certificates for the tendered Shares must be received by the Depositary at one of such addresses, (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary or (c) you must comply with the guaranteed delivery procedures described below.

      The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Shares. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, you should allow sufficient time to ensure timely delivery.

      Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures. However, although Shares may be delivered through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or facsimile), properly completed and executed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below. Delivery of documents to the Book-Entry Transfer facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

      Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program (an "Eligible Institution") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

      If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

      If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of Share Certificates.

      Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a)   your tender is made by or through an Eligible Institution;

(b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery, substantially in the form made available by us, on or before the Expiration Date; and

(c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three trading days after the date of execution of the Notice of Guaranteed Delivery.

      You may deliver the Notice of Guaranteed Delivery by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

      Notwithstanding any other provision of the Offer, we will pay for Shares only after the conditions to the Offer have been met and only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering shareholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary's account at the Book-Entry Transfer Facility.

      Backup Federal Income Tax Withholding. Under the backup federal income tax withholding laws applicable to certain shareholders (other than certain exempt shareholders, including, among others, all corporations and certain foreign individuals), the Depositary may be required to withhold a portion of the amount of any payments made to those shareholders pursuant to the Offer. For Shares purchased in 2001, the backup withholding rate is 30.5%. To prevent backup federal income tax withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 9 of the Letter of Transmittal.

      Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Dunes, in its sole discretion, which determination will be final and binding on all parties. The Dunes reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel for the Dunes, be unlawful. The Dunes also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders.

      The Dunes' interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Dunes. None of the Dunes nor any of its affiliates or assigns, the Depositary or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Binding Agreement. The Dunes' acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the Dunes and you upon the terms and subject to the conditions of the Offer.

4.    WITHDRAWAL RIGHTS

      Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date.

       If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or the Dunes is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to its rights set forth in this document, the Depositary may, nevertheless, on the Dunes' behalf, retain shares that you have tendered, and you may not withdraw your Shares except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

      In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of the Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, you must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and an Eligible Institution, as defined in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares", must guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares", the notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in "THE OFFER--3. Procedures for Accepting the Offer and Tendering Shares".

      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Dunes, in its sole discretion, which determination will be final and binding. Neither the Dunes, any of its respective affiliates or assigns, the Depositary nor any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    PRICE RANGE OF THE SHARES; DIVIDENDS

      The Dunes' Shares are traded in the over-the-counter market under the symbol "DUNE". The following table sets forth for the periods indicated the range of the high and low bid quotations for the Dunes' Shares as quoted on the OTC Bulletin Board. The reported bid quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.


             2001              HIGH               LOW
             ----              ----               ---
         1st Quarter           $1.25             $0.83
         2nd Quarter           $1.25             $0.95
         3rd Quarter           $1.25             $1.01

             2000              HIGH               LOW
             ----              ----               ---
         1st Quarter           $1.31             $0.75
         2nd Quarter           $0.75             $0.59
         3rd Quarter           $0.75             $0.62
         4th Quarter           $0.88             $0.50

             1999              HIGH               LOW
             ----              ----               ---
         1st Quarter           $0.25             $0.19
         2nd Quarter           $0.83             $0.21
         3rd Quarter           $0.89             $0.50
         4th Quarter           $0.78             $0.68

      Although the Dunes expects any untendered Shares to continue to be traded after the consummation of the Offer, to the extent that the Shares are traded, the prices of Shares may fluctuate depending on the trading volume and the balance between buy and sell orders. The Dunes believes that the trading market for the Shares that remain outstanding after the Offer will be very limited. See "SPECIAL FACTORS--8. Certain Effects of the Offer--Reduced Liquidity of the Shares".

      The Dunes and its affiliates, including its executive officers and directors, will be prohibited under applicable federal securities law from repurchasing additional Shares outside of the Offer until at least the 10th business day after the Expiration Date. Following such time, if any Shares remain outstanding, the Dunes may purchase additional Shares in the open market, in private transactions, through a subsequent offer, or otherwise, any of which may be consummated at purchase prices higher or lower than that offered in the Offer described in this Offer to Purchase. The decision to repurchase additional Shares, if any, will depend upon many factors, including the market price of the Shares, the results of the Offer, the business and financial position of the Dunes, and general economic and market conditions. Any such repurchase may be on the same terms or on terms more or less favorable to shareholders than the terms of the Offer as described in this Offer to Purchase.

      In addition, if as a result of the Offer the Dunes is no longer a public company, the Board of Directors may approve a reverse stock-split which would have the effect of eliminating all of the remaining holders of Common Stock other than Steve Miller, General Financial Services and GFS Acquisition Company. You would receive as payment for any resulting fractional share that you would own an amount equal to the Board of Directors' assesment of the then current value of the Common Stock that you owned immediately prior to the stock-split. See "SPECIAL FACTORS--8. Certain Effects of the Offer".

      As of August 17, 2001, there were approximately 577 holders of record of the Shares. Dividends on the Shares have not been paid since the second quarter of 1979. There are no accrued dividends on the Shares. The Dunes has no present intention to pay dividends on the Shares in the near future.

6. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES AND EXCHANGE ACT REGISTRATION

      The purchase of the Shares pursuant to the Offer will reduce the number of Shares that might otherwise be traded and the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public and have other consequences with respect to the Exchange Act registration of the Shares. See "SPECIAL FACTORS--8. Certain Effects of the Offer" and "THE OFFER--8. Conditions to the Offer".

7.    CERTAIN INFORMATION CONCERNING THE DUNES

      General. The Dunes is a New York corporation with its principal executive offices located at 46735 County Road 32B, Box 130, Davis, California 95617 and the phone number is (530) 753-4890.

      Directors and Executive Officers. Each of the persons named below was elected to serve as a member of the Dunes' Board of Directors until the 2001 Annual Meeting of Stockholders, which will be held on October 8, 2001, and until his successor has been duly elected and qualified. The names of the current directors and certain information about them, as of October 1, 2001, are set forth below.

                                                       Director
         Name         Age            Position           Since

    Steve K. Miller    52       Director and          April 2000
                                President
    D. Cary Peaden     46       Director, Secretary   April 2000
                                and Treasurer
    James Herfurth     60       Director              April 2000

    James G. Steckart  53       Director              April 2000

    Paul H. Viets      68       Director              April 2000


     Mr. Miller was elected a director and President of the Dunes in April 2000. Mr. Miller has been employed by General Financial Services, Inc. since 1988 and as President since 1995. He earlier served as president and has continually served as Chairman of the Board of Directors since its founding. General Financial Services is primarily engaged in the investment and redevelopment of distressed real estate assets. He also owns several companies operated in conjunction with General Financial engaged in real estate investment, agricultural, hotel ownership and aviation. Mr. Miller is president and owns fifty percent of the stock of Milmo, Inc. which invests in real estate and 23 owns a hotel in Branson, Missouri. Prior to founding General Financial, Mr. Miller owned and operated John Deere agricultural equipment dealerships. Mr. Miller received his B.A. in Accounting and Finance from Southwestern Oklahoma State University.

     Mr. Peaden was elected a Director, Secretary and Treasurer of the Dunes in April 2000. Mr. Peaden has been special assistant to the President of Rich-Mix, Inc., a construction and garden materials distribution company, since 1999. Previously, Mr. Peaden was employed by General Financial Services, Inc. from 1989 through 1999. Mr. Peaden continues to be employed by General Financial Services on a part-time basis and has been a Vice President of General Financial Services since 1995. Mr. Peaden attended and studied Business Administration at Wichita State University.

     Mr. Herfurth was elected a Director of the Dunes in April 2000. Mr. Herfurth has practiced law in California since 1977. He is a member of the Board of Directors of Valley Solar Systems, Inc., a corporation doing business in energy conservation, and is the President and a Director of FCW, Inc., a corporation engaged in the purchase of consumer loans. Mr. Herfurth owns and operates commercial, industrial and residential properties. He is a graduate of the College of the Sequoias and Humphreys College of Law.

     Mr. Steckart was elected a Director of the Dunes in April 2000. Mr. Steckhart is currently self-employed. From January 1999 until 2001, Mr. Steckart was the President of PXC, LLC., a Washington state based financial services company. Prior to joining PXC, Mr. Steckart served as Chief Executive Officer and President of Home Choice, Inc., Dallas, Texas, a publicly traded home furnishings and electronics leasing company from May 1998 to January 1999 and Chief Operating Officer from February 1998 to January 1999. From 1996 to October 1997, he was the President of Alameda Management Company, a business engaged in the development, management and ownership of inn-type motels. Mr. Steckart was employed by Advantage Companies, Inc., a publicly traded franchisee of Rent-A-Center, first as Vice President of Operations from 1991 to 1993 and then as President from 1993 to 1996.

     Mr. Viets was elected a Director of the Dunes in April 2000. Mr. Viets is Chairman of the Board of Directors of Commerce Bank of Independence, Kansas. Prior to that he served as Chairman, President and Director of Citizens National Bank which he and his partners sold to Commerce Bankshares, Inc., St. Louis, Missouri. Mr. Viets is also a partner in Vico Rentals, L.C. a real estate development company unrelated to General Financial. Mr. Viets is a business graduate of the University of Kansas.

     Mr. Miller and Mr. Peaden are the only executive officers of the Dunes.

      During the last five years, to the best knowledge of the Dunes, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      Available Information. The Dunes is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of certain dates concerning the Dunes' directors and officers, their remuneration, stock options granted to them, the principal holders of the Dunes' securities and any material interest of such persons in transactions with the Dunes is required to be disclosed in proxy statements distributed to the Dunes' shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained (i) by mail, upon payment of the SEC's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or (ii) at the SEC's world-wide web site at www.sec.gov.

      Historical Financial Information. The audited financial statements set forth on pages F-2 through F-21 of the Dunes' Form 10-KSB for the fiscal year ended December 31, 2000 and the unaudited financial statements on pages 3 through 13 of the Dunes' Form 10-QSB for the fiscal quarter ended March 31, 2001 and on pages 3 through 13 of the Dunes' Form 10-QSB for the fiscal quarter ended June 30, 2001 are hereby incorporated by reference into this Offer to Purchase. Such reports, documents and other financial information may be inspected and copies may be obtained from the SEC in the manner set forth above.

8.    CONDITIONS TO THE OFFER

      Notwithstanding any other term of the Offer, the Dunes will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Dunes' obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if:

(1) there will be pending or overtly threatened any suit, action or proceeding brought by or on behalf of any governmental entity, or any suit, action or proceeding brought by or on behalf of any shareholder of the Dunes or any other person or party (A) challenging the acquisition of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer, or alleging that any such acquisition or other transaction relates to, involves or constitutes a breach of fiduciary duty by the Dunes' directors or a violation of federal securities law or applicable corporate law or (B) seeking to impose a material condition to the Offer which would be adverse to the Dunes' shareholders;

(2) there will be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or any other action will be taken by any governmental entity or court, that is reasonably likely to result, in any of the consequences referred to in clauses (A) and (B) of paragraph (1) above;

(3)     there will have occurred (A) any general  suspension  of,  shortening of hours for or limitation on prices for trading in securities in the over-the-counter market (whether or not mandatory), (B) any significant adverse change in the price of the Shares or in the United States' securities or financial markets, (C) a significant impairment in the trading market for equity securities, (D) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (E) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on the Dunes or materially adversely affecting (or materially delaying) the consummation of the Offer, (F) any limitation or proposed limitation (whether or not mandatory) by any U.S. governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, or (G) in the case of any of the situations described in clauses (A) through (F) inclusive existing at the date of commencement of the Offer, a material escalation or worsening thereof; or

(4) there will have occurred or be likely to occur any event or series of events that, in the sole judgment of the Dunes, would or might prohibit, prevent, restrict or delay consummation of the Offer or that will, or is reasonably likely to, impair the contemplated benefits to the Dunes of the Offer, or otherwise result in the consummation of the Offer not being or not being reasonably likely to be in the best interest of the Dunes;

which, in the reasonable  judgment of the Dunes, in the case of (1), (2), (3) or
(4), and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Shares.

      The foregoing conditions are for the sole benefit of the Dunes and its affiliates and may be asserted by the Dunes regardless of the circumstances giving rise to such condition or may be waived by the Dunes prior to the Expiration Date in whole or in part at any time and from time to time in its sole discretion. If any condition to the Offer is not satisfied or waived by the Dunes prior to the Expiration Date, the Dunes reserves the right (but shall not be obligated), subject to applicable law, (i) to terminate the Offer and return the tendered Shares to the tendering shareholders; (ii) to waive all unsatisfied conditions and accept for payment and purchase all Shares that are validly tendered (and not withdrawn) prior to the Expiration Date; (iii) to extend the Offer and retain the Shares that have been tendered during the period for which the Offer is extended; or (iv) to amend the Offer. The failure by the Dunes at any time to exercise any of the foregoing rights will not be deemed a waiver of or otherwise affect any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Dunes concerning the events described above will be final and binding upon all parties.

      There is no minimum number of Shares that must be tendered in the Offer.

9.    LEGAL MATTERS

      The Dunes is not aware of any license or regulatory permit that appears to be material to the business of the Dunes and that might be adversely affected by the Dunes' acquisition of Shares pursuant to the Offer, or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Dunes pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought and if such approval could not be obtained in a timely manner, the Offer would be terminated.

10.   FEES AND EXPENSES

      Except as otherwise provided herein, all fees and expenses incurred in connection with the Offer will be paid by the party incurring such fees and expenses, except that the Dunes will pay for all fees and expenses relating to the filing, printing and mailing of the documents in connection with the Offer.

      Estimated fees and expenses to be incurred by the Dunes in connection with the Offer, are as follows:

      Depositary Fees.........................     $15,000
      Legal, Accounting and Other
      Professional Fees.......................      15,000
      Printing and Mailing Costs..............       2,200
      SEC Filing Fees.........................          98
      Miscellaneous...........................       5,000
                                                 ---------
           Total..............................    $ 37,298
                                                 ==========

      Directors, officers and regular employees of the Dunes and its affiliates (who will not be specifically compensated for such services) may contact shareholders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages and personal interviews regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Shares. The Dunes will reimburse its affiliates for the time that the employees of such affiliates spend performing such services.

      Except as set forth above, neither the Dunes nor any person acting on its behalf has employed, retained or compensated any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

11.   MISCELLANEOUS

      The Depositary for the Offer is ChaseMellon Shareholder Services. All deliveries, correspondence and questions sent or presented to the Depositary relating to the Offer should be directed to the address or telephone number set forth on the back cover of this Offer to Purchase. The Dunes will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses.

      The Depositary does not assume any responsibility for the accuracy or completeness of the information concerning the Dunes or its affiliates contained in this Offer to Purchase or for any failure by the Dunes to disclose events that may have occurred and may affect the significance or accuracy of such information.

      Brokers, dealers, commercial banks and trust companies will be reimbursed by the Dunes for customary mailing and handling expenses incurred by them in forwarding material to their customers. The Dunes will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer.

      We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

      We have filed with the SEC a Tender Offer Statement on Schedule TO together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. The Schedule TO and any exhibits or amendments may be examined and copies may be obtained from the SEC in the same manner as described in "THE OFFER--7. Certain Information Concerning the Dunes" with respect to information concerning the Dunes except that copies will not be available at the regional offices of the SEC.

      We have not authorized any person to give any information or to make any representation on behalf of the Dunes not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, you should not rely on any such information or representation as having been authorized.

      Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of the Dunes since the date as of which information is furnished or the date of this Offer to Purchase.

                     DUNES HOTELS AND CASINOS, INC.


      FACSIMILE COPIES OF LETTER OF THE TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, WILL BE ACCEPTED. THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY YOU OR YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH BELOW:



                        THE DEPOSITARY FOR THE OFFER IS:


                        ChaseMellon Shareholder Services

                    ChaseMellon Shareholder Services, L.L.C.


By First Class Mail:          By Hand:           By Overnight Company:

   Reorganization    Reorganization Department     Reorganization
     Department             120 Broadway             Department
   P.O. Box 3301             13th Floor          85 Challenger Road
 South Hackensack,       New York, NY 10271       Mail Stop-Reorg
      NJ 07606                                  Ridgefield Park, NJ  07660

                  Facsimile (for eligible institutions only):
                                 (201) 296-4293

                      Confirm Facsimile by telephone ONLY:
                                 (201) 296-4860

YOU MAY DIRECT QUESTIONS AND REQUESTS FOR ASSISTANCE TO THE DUNES AT THE TELEPHONE NUMBER AND ADDRESS SET FORTH BELOW. YOU MAY OBTAIN ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, THE NOTICE OF GUARANTEED DELIVERY AND OTHER TENDER OFFER MATERIALS FROM THE DUNES AS SET FORTH BELOW AND THEY WILL BE FURNISHED PROMPTLY AT OUR EXPENSE. YOU MAY ALSO CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE CONCERNING THE OFFER.


                          Thomas Steele
                          8441 E. 32nd Street N.
                          Suite 200
                          Wichita, Kansas  67226
                          (316) 636-1070, Ext. 28